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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                           ------------------------


                         BEN & JERRY'S HOMEMADE, INC.
                      (Name of Subject Company (Issuer))

                     VERMONT ALL NATURAL EXPANSION COMPANY
                                 CONOPCO, INC.
                                 UNILEVER N.V.
                     (Names of Filing Persons (Offerors))

                Class A Common Stock, Par Value $.033 Per Share
        (including the associated Class A Common Stock Purchase Rights)
                Class B Common Stock, Par Value $.033 Per Share
        (including the associated Class B Common Stock Purchase Rights)
                        (Title of Class of Securities)

                                   081465106
                                   081465205
                   (CUSIP Numbers of Classes of Securities)

                           ------------------------


                            RONALD M. SOIEFER, ESQ.
                                 CONOPCO, INC.
                                390 PARK AVENUE
                              NEW YORK, NY 10022
                                (212) 888-1260
         (Name, Address and Telephone Number of Persons Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------


                                   Copy to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000

                           ------------------------
                                APRIL 12, 2000
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[ X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes
below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to   [ ] issuer tender-offer subject to
    Rule 14d-1.                               Rule 13e-4.

[ ] going private transaction subject to  [ ] amendment to Schedule 13 D under
    Rule 13e-3.                               Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]